[redacted]

SEC MISSION

12014270

CW

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DelphX Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry E. Fondren, President (610) 640-7546 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard R. Stiebritz, Jr., CPA, Fischner Cunnane & Associates Ltd.
(Name – *if individual, state last, first, middle name*)

11 Turner Lane (Address) West Chester (City) PA (State) 19380 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 4/3

OATH OR AFFIRMATION

I, Larry E. Fondren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delphx Services Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
D. Blair Kalemjian, Notary Public
East Whiteland Twp., Chester County
My Commission Expires Sept. 30, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELPHX SERVICES CORPORATION

(formerly, OPTIMAL INVESTMENT CORPORATION)

(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION FOR THE

YEAR ENDED DECEMBER 31, 2011

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS

Fischer Cunnane & Associates Ltd

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ROBERT F. FISCHER, CPA
DONNA L. URIAN, CPA
DOUGLAS A. PACITTI, CPA
RICHARD R. STIEBRITZ, JR., CPA
MARC P. RIDDELL, CPA, CVA, AEP
JOSEPH T. CUNNANE, CPA

To the Stockholder
DelphX Services Corporation
Malvern, Pennsylvania

We have audited the accompanying statement of financial condition of DelphX Services Corporation (formerly, Optimal Investment Corporation) (a development stage company) (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DelphX Services Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

11 TURNER LANE • WEST CHESTER, PA • 19380
phone 610-431-1003 www.fischercunnane.com *fax* 610-696-3367

Independent Member of BKR INTERNATIONAL

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 23, 2012

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 10,969	
Prepaid expenses	2,512	
TOTAL ASSETS		$ 13,481

STOCKHOLDER'S EQUITY

COMMON STOCK, $1 stated value, authorized, issued & outstanding 1,000 shares	$ 1,000	
ADDITIONAL PAID-IN CAPITAL	15,936	
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	(3,455)	
TOTAL STOCKHOLDER'S EQUITY		$ 13,481

The accompanying Notes are an integral part of these statements.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2011

	THE YEAR ENDED DECEMBER 31, 2011 (Audited)	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2011 (Unaudited)
OPERATING EXPENSES		
Bank fees	$ -	$ 149
Continuing education	-	25
Fidelity bond	-	1,735
Regulatory fees	2,662	30,984
State corporate taxes	-	6,533
Misc expenses	1,742	1,742
Total Operating Expenses	4,404	41,168
OTHER INCOME		
FINRA Special Payment	-	35,000
Other	-	6,760
Total Other Income	-	41,760
NET INCOME (LOSS)	$ (4,404)	$ 592

The accompanying Notes are an integral part of these statements.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2011

	Common Stock $1 Stated Value		Additional Paid-in Capital	Surplus (Deficit) Accumulated During the Development Stage	Total
	Shares	Dollars			
Balances at inception	-	$ -	$ -	$ -	$ -
Issuance of common stock at $1 per share stated value - February 2, 2006	1,000	1,000	-	-	1,000
Contributed capital	-	-	16,480	-	16,480
Net loss	-	-	-	(5,763)	(5,763)
Balance, December 31, 2006 (Unaudited)	1,000	1,000	16,480	(5,763)	11,717
Contributed capital	-	-	6,473	-	6,473
Stockholder distributions	-	-	(22,953)	(4,047)	(27,000)
Net income	-	-	-	27,290	27,290
Balance, December 31, 2007	1,000	1,000	-	17,480	18,480
Contributed capital	-	-	1,686	-	1,686
Net loss	-	-	-	(12,605)	(12,605)
Balance, December 31, 2008	1,000	1,000	1,686	4,875	7,561
Contributed capital	-	-	9,750	-	9,750
Net loss	-	-	-	(1,056)	(1,056)
Balance, December 31, 2009	1,000	1,000	11,436	3,819	16,255
Net loss	-	-	-	(2,870)	(2,870)
Balance, December 31, 2010	1,000	1,000	11,436	949	13,385
Contributed capital	-	-	4,500	-	4,500
Net loss	-	-	-	(4,404)	(4,404)
Balance, December 31, 2011	1,000	$ 1,000	$ 15,936	$ (3,455)	$ 13,481

The accompanying Notes are an integral part of these statements.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2011

	THE YEAR ENDED DECEMBER 31, 2011 (Audited)	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2011 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (4,404)	$ 592
Adjustments to reconcile net income (loss) to net cash:		
(Increase) Decrease in assets		
Prepaid expenses	1,651	(2,512)
Increase (Decrease) in liabilities		
Accrued expenses	(1,799)	-
Total Adjustments	(148)	(2,512)
Net Cash Used in Operating Activities	(4,552)	(1,920)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,000
Capital contributions	4,500	38,889
Stockholder distributions	-	(27,000)
Net Cash Provided by Financing Activities	4,500	12,889
NET INCREASE (DECREASE) IN CASH	(52)	10,969
CASH AND CASH EQUIVALENTS - BEGINNING	11,021	-
CASH AND CASH EQUIVALENTS - ENDING	$ 10,969	$ 10,969

The accompanying Notes are an integral part of these statements.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of Business - DelphX Services Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company will be primarily engaged in the purchase and sale of rights to commission amounts payable by insurers for variable insurance products. DelphX Services Corporation is a limited purpose broker dealer that does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability to acquire adequate financing and the Company's ability to generate revenues from the purchase and subsequent resale of variable insurance product commission rights.

Codification - The Financial Accounting Standards Board ("FASB") has established the FASB Accounting Standards Codification ("ASC") as the source of authoritative guidance for generally accepted accounting principles to be recognized by the FASB. Accounting standards are referenced by the applicable FASB ASC topic code.

Cash and Cash Equivalents - All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholder to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

- continued -

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE A - Nature of Business and Summary of Significant Accounting Policies - continued

ASC 740, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2011. Tax periods that are open to examination by the IRS include years 2008 through 2010, although no such examinations were known to exist as of the report date.

NOTE B - Related Party Transactions

Effective October 12, 2009, the Company entered into an expense sharing and administrative services agreement with Legacy Funding Group, Inc. ("Legacy"), a company owned by the sole stockholder of DelphX Services Corporation. The agreement provides for Legacy to pay all of the expenses of the Company with the exception of dues, commissions, taxes, licensing and regulatory fees, which are to be paid for by the Company. There was no allocation of expenses for the year ended December 31, 2011.

NOTE C - Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2011, the Company had no liabilities subordinated to claims of general creditors.

NOTE D - Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2011 was $10,969, which was $5,969 in excess of its required minimum net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0:1, well within the 15:1 maximum ratio allowable for a broker dealer.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE E - Reconciliation of Audited Net Capital to Unaudited Focus

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 8,469
Audit adjustment to record additional contributed capital	2,000
Other items (net)	500
Net capital per the audited financial statements	$10,969

The differences noted above are not material.

NOTE F - Subsequent Events

Management has evaluated subsequent events through February 23, 2012, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL		
Common stock	$ 1,000	
Additional paid in capital	15,936	
Accumulated surplus	(3,455)	
TOTAL STOCKHOLDER'S EQUITY		$ 13,481
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Other deductions or allowable credits	-	
Total Additions		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		13,481
LESS:		
Non-allowable asset	2,512	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - proprietary capital charges	-	
Other deductions and charges	-	
Total Deductions		2,512
NET CAPITAL BEFORE HAIRCUTS		10,969
HAIRCUTS ON SECURITIES		-
NET CAPITAL		10,969
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 5,969
Ratio of aggregate indebtedness to net capital		0:1

The accompanying Notes are an integral part of these statements.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

A computation of reserve requirement is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

The accompanying Notes are an integral part of these statements.

DELPHX SERVICES CORPORATION
(formerly, OPTIMAL INVESTMENT CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2011

Information relating to possession or control requirements is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c-3-3(k)(2)(i).

Via UPS Overnight

MEMO FROM:

Larry E. Fondren
President and CFO
DelphX Services Corporation
5 Great Valley Parkway
Malvern, PA 19355

MEMO TO:

Registrations Branch
Securities and Exchange Commission
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

DATE: February 28, 2012

SUBJECT: **Submission of Annual Audited Report for**
DELPHX SERVICES CORPORATION – SEC File # 8-67379

As required for submission to the Securities and Exchange Commission's Registration Branch (Washington, DC), enclosed are two (2) copies of the 2011 Annual Audited Report and two (2) copies of the notarized Facing / Affirmation Pages for DelphX Services Corporation. Should you have questions, please contact me at (610) 640-7456.